Via Facsimile and U.S. Mail
Mail Stop 6010

May 22, 2006

Mr. Peter S. Roddy
Chief Financial Officer
Pain Therapeutics, Inc.
416 Browning Way
San Francisco, CA 94080

> **Re: Pain Therapeutics, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 24, 2006**
> **File No. 000-29959**

Dear Mr. Roddy:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005 filed February 24, 2006

Item 7. Management's Discussion and Analysis

Overview, page 27

1. We note from disclosures that your technology has been applied across your portfolio of drug candidates. Considering you have two projects (Remoxy and Oxytrex) well into phase III clinical trials and for which you are being reimbursed for development expenses, it appears you are able to track research and development cost by project at a minimum from the phase III clinical trials stage. Please provide to us, in disclosure-type format the following information for each of your major research and

development projects or tell us why you are unable to give us this information considering the stage of your pipeline.

a. The costs incurred from phase III clinical trials through the balance sheet date;
b. The nature of the efforts necessary to complete the projects;
c. A range of time and estimated costs of the efforts necessary to complete the projects.

Notes to Financial Statements, page 39

Summary of Significant Accounting Policies, page 39

Revenue Recognition and Deferred Program Fee Revenue, page 39

2. Please provide us, in disclosure-type format, the significant terms of the agreement between Pain Therapeutics and King Pharmaceuticals. Additionally, tell us how you have accounted for the transaction, including the basis for your revenue recognition policy, management's analysis of separate units of accounting under EITF 00-21 and management's justification of the period over which you anticipate recognizing revenue.

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated

Mr. Peter S. Roddy
Pain Therapeutics, Inc.
May 22, 2006
Page 3

by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Kevin
Woody, Branch Chief at (202) 551-3629 if you have questions regarding the comments.
In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant